# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Red River Bancshares, Inc., CIK 0001071236
CUSIP: 75686R202
Title of class of securities: Common stock, no par value per share
Address of issuer's principal executive offices: 1412 Centre Court Drive, Suite 301, Alexandria, Louisiana (LA), 71301
Date of event which requires filing of this statement: 08/07/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001437749-20-014190
Filed by CIK 0001816405

## Reporting persons
- S3 Dynamics, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 302,411; sole dispositive power 0; shared dispositive power 302,411; aggregate amount beneficially owned 302,411 (4.6% of the class)
- John Charles Simpson: type of reporting person: individual (IN); citizenship or place of organization: Louisiana (LA); sole voting power 0; shared voting power 302,411; sole dispositive power 0; shared dispositive power 302,411; aggregate amount beneficially owned 302,411 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Red River Bancshares, Inc.
Address of issuer's principal executive offices: 1412 Centre Court Drive, Suite 301, Alexandria, LA, 71301

## Item 2. Person Filing
Name of person filing: S3 Dynamics, L.P. and John Charles Simpson (the "reporting persons"). On June 30, 2020, the reporting persons filed a Schedule 13D to report beneficial ownership of the Issuer's common stock, no par value per share (the "common stock"). On May 22, 2025, S3 Dynamics, L.P. sold 100,000 shares of common stock to the Issuer. On August 7, 2025, John Charles Simpson sold 7,500 shares of common stock to the Issuer. This Amendment No. 1 on Schedule 13G is being filed to (1) convert the Schedule 13D to Schedule 13G; (2) report the transactions on May 22, 2025 and August 7, 2025; and (3) indicate that the reporting persons have ceased to beneficially own more than 5% of the Issuer's common stock.
Address of principal business office or, if none, residence: 1412 Centre Court Drive, Suite 301, Alexandria, LA 71301
Citizenship: S3 Dynamics, L.P. - State of Delaware; John Charles Simpson - State of Louisiana

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 302,411
Percent of class: 4.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 302,411
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 302,411

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- S3 Dynamics, L.P.: /s/ Simeon A. Thibeaux, Simeon A. Thibeaux, manager of S3 Management, L.L.C., the general partner of S3 Dynamics, L.P. (08/14/2025)
- John Charles Simpson: /s/ John Charles Simpson, John Charles Simpson (08/14/2025)